UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     May 12,
2021

Martin A. Kits van Heyningen
President, Chief Executive Officer and
Chairman of the Board of Directors
KVH Industries, Inc.
50 Enterprise Center
Middletown, Rhode Island 02842

        Re:     KVH Industries, Inc.
                PREC14A Preliminary Proxy Statement filed on Schedule 14A Amendment No. 1 to Preliminary Proxy Statement filed on
Schedule 14A
                Filed on May 11, 2021 by KVH Industries, Inc.
                File No. 000-28082

Dear Mr. Kits van Heyningen,

        We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1. Notwithstanding the disclosure that appears on page one regarding the
registrant   s Annual
   Report, please advise us, with a view toward revised disclosure, how KVH complied with or intends to comply with Rule 14a-3(b)(10).

What is a broker non-vote?, page 8

2. Item 21(b) of Schedule 14A requires the person filing the proxy statement to
disclose    the
   method by which votes will be counted [and] the treatment and effect of [ ] broker non-
   votes       Please advise us of the legal basis upon which KVH relied to equate the possible
   voting by banks and other nominees in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act
   Release No. 62764 (September 15, 2011) (expressly identifying    broker
non-votes    as
   instances where brokers are allowed to use their discretion to vote absent instructions).
 Martin A. Kits van Heyningen
KVH Industries, Inc.
May 12, 2021
Page 2

Proposal No. 1 | Election of Directors, page 18

3. Notwithstanding the disclosures in Appendix A, please advise us, with a view toward revised disclosure, whether or not any indemnification agreements or understandings exist between the nominees and KVH. See Item 401(a) of Regulation S-K.

Proposal No. 2 | Advisory Vote on Named Executive Officer Compensation, page 20

4. Please disclose when the next shareholder advisory vote on executive compensation will occur, or advise us where this disclosure has been made. See Item 24 of
Schedule 14A.

Additional Information     Costs of the Solicitation, page 48

5. The registrant has only acknowledged that it    may incur additional costs
in connection with
   our solicitation of proxies.    While the registrant further explains it
will incur    aggregate
   expenses    inclusive of those associated with the retention of a proxy solicitor, please revise
   the disclosure to quantify the total cost of the solicitation above what the registrant normally expends for an uncontested solicitation for the election of directors, including attorney fees, litigation costs, and other charges. Refer to Item 4(b)(4) of Schedule 14A and corresponding
   Instruction 1 thereto, which together require disclosure of costs    in
furtherance of, or in
   connection with    the solicitation, as well as    other costs incidental to
the solicitation.

        We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions

cc: Shaun J. Mathew, Esq.